

September 28, 2011

Via E-mail
Andrew M. Listerman
President
Prime Time Travel, Inc.
809 Heavenly Lane
Cincinnati, OH 45238

Re: **Prime Time Travel, Inc.**
       Amendment No. 2 to Registration Statement on Form S-1
       Filed September 12, 2011
       File No. 333-174703

Dear Mr. Listerman:

We have reviewed your responses to the comments in our letter dated August 19, 2011 and have the following additional comments.

Prospectus Summary, page 5

1. We note your response to our prior comment four and reissue in part. Please revise to disclose your post-offering <u>monthly</u> burn rate, as well as the amount of time that your present capital will last at this rate. Please also revise the Business Development Timeline section on page 26 and the Liquidity and Capital Resources section on page 34 accordingly.

Corporate Background and Business Overview, page 5

2. We note your response to our prior comment five and reissue in part. Please revise this section to clarify that you only offered one tour in 2011 and currently anticipate offering only one tour in 2012. Please also disclose that given the limited number of tours planned, the fact that you are only likely to offer tours in the summer and the limited amount of time your officers intend to devote to the business, your ability to grow your business and generate additional revenues is limited.

Competition and Competitive Strategy, page 27

3. We note the reference in this section to your coaches. You do not, however, discuss these coaches elsewhere in your business section. To the extent you employ coaches, please revise to disclose how many you employ and how much you have or intend to pay them. Also, to the extent that coaching is part of your tour package, please explain how

coaching fits into your operations and business plan. If you are offering coaching services for free, please disclose that fact.

Management Discussion and Analysis of Financial Condition and Results to Operations, page 33

Overview, page 33

4. We note your response to our prior comment 26 and reissue in part. Please revise to disclose how many people participated in the 2011 tour and the total expenses associated with the tour.

Expenditures, page 34

5. We note your response to our prior comment 28; however, the total quarterly amounts in the expenditure table do not appear to include the $28,000 in legal and accounting fees or $75,000 in additional expenses. Because these amounts appear to be material to an understanding of your anticipated budget for the next twelve months, please revise to include them in the expenditures table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

(cc):   via e-mail
         Cheryll J. Calaguio, Esq.
         Gersten Savage LLP